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                          LITIGATION SETTLEMENT OFFER

                                  (AIMCO LOGO)

                             AIMCO PROPERTIES, L.P.
                           c/o The Altman Group, Inc.
                            1275 Valley Brook Avenue
                          Lyndhurst, New Jersey 07071
                                 (800) 467-0821
                                                               November 14, 2003

Dear Limited Partner:

     We are pleased to announce the COURT APPROVED SETTLEMENT of the class action and derivative litigation entitled Rosalie Nuanes, et al. v. Insignia Financial Group, Inc., et al. and Dr. Warren Heller v. Insignia Financial Group, Inc., et al., which certain limited partners brought on their own behalf and on behalf of limited partners in partnerships formerly managed by Insignia Financial Group, Inc., including yours. The court approved settlement requires us to make the enclosed Litigation Settlement Offer.

     - Pursuant to that settlement, we are offering to acquire your units of limited partnership interest in Consolidated Capital Properties III for $1.37 per unit in cash.

     - Under the terms of the settlement, which are more fully described in the enclosed materials and in the notice of settlement previously distributed to you, the court appointed American Appraisal Associates, Inc., as an independent appraiser, to appraise your partnership's property. An executive summary of the appraiser's report for each property owned by your partnership is attached as Annex II to the enclosed Litigation Settlement Offer. A complete copy of the appraiser's report(s) will be provided to you free of charge upon request.

     - The settlement also established a $9.9 million settlement fund for members of the settlement class. After deducting attorneys' fees and expenses and other settlement costs (including a portion of the costs of the appraisals and certain costs of administration of the settlement fund), we have allocated the remaining amount among the 44 settling partnerships on a pro rata basis. The amount allocated to your partnership on a per unit basis is $0.81, which is included in our offer price. This amount will be paid as part of the purchase price in this offer even if final court approval of the settlement is reversed or vacated.

     - You are entitled to participate in this offer whether or not you requested exclusion from the settlement class. If you wish to tender, you must execute the enclosed Letter of Transmittal. By executing the Letter of Transmittal, you will release any known or unknown claims arising out of the class and derivative litigation even if the settlement and judgment in the class and derivative litigation is subsequently reversed or otherwise vacated.

     - This Litigation Settlement Offer is not subject to any minimum number of units being tendered.

     - You will not be required to pay any partnership transfer fees in connection with any disposition of your units pursuant to our offer.

     If you desire to tender any of your units in response to our offer, you should complete and sign the enclosed letter of transmittal in accordance with the enclosed instructions and mail or deliver it and any other required documents to The Altman Group, Inc., which is acting as the Information Agent in connection with our offer, at the address set forth on the back cover of the enclosed Litigation Settlement Offer.
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     The Litigation Settlement Offer will expire at midnight, New York City time, on December 15, 2003, unless extended. Our offer price will be reduced for any distributions subsequently made or declared by your partnership prior to the expiration of our offer.

     On August 12, 2003, an objector filed an appeal of the court's order approving the settlement and is seeking to reverse or vacate the Court's order and the judgment entered thereto. Although we reserve our right to terminate or amend our offer if final court approval of the settlement is reversed or vacated before the expiration date, we have nevertheless elected to proceed with the offer under the terms of the settlement.

No Recommendation

     You must make your own decision whether or not to participate in our offer, based upon a number of factors, including your financial position, your need or desire for liquidity, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. The general partner of your partnership, which is our affiliate, makes no recommendation as to whether you should tender or refrain from tendering your units. In addition, neither the court nor counsel for the parties in the class and derivative litigation make any recommendation regarding whether you should accept this Litigation Settlement Offer.

     You are encouraged to carefully review this Litigation Settlement Offer, the executive summary of the independent appraiser's report and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor before deciding whether or not to accept this Litigation Settlement Offer.

     If you have any questions or require further information, please call the Information Agent, toll free, at (800) 467-0821.

                                          Very truly yours,

                                          AIMCO PROPERTIES, L.P.